Exhibit 2.1
Execution Version

AMENDMENT NO. 1 TO STOCK PURCHASE AGREEMENT

This AMENDMENT NO. 1 to the STOCK PURCHASE AGREEMENT, dated as of March 13, 2018 (this “Amendment”), is entered into by and among Air Medical Group Holdings, Inc., a Delaware corporation (“Buyer”), Emergency Medical Services LP Corporation, a Delaware corporation (the “Seller”), AMR Holdco, Inc., a Delaware corporation (the “Company”), and Envision Healthcare Corporation, a Delaware corporation (the “Public Company”, and collectively with Buyer, the Seller, and the Company, the “parties”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Purchase Agreement (as defined below).
WHEREAS, a Stock Purchase Agreement, dated as of August 7, 2017, has been entered into by and among Buyer, the Seller, the Company, and solely with respect to certain sections thereof as set forth therein, the Public Company (the “Purchase Agreement”); and
WHEREAS, the parties desire to make certain modifications to certain provisions of the Purchase Agreement pursuant to the terms and conditions set forth in this Amendment.
NOW, THEREFORE, in consideration of the foregoing premises, and of the representations, warranties, covenants and agreements contained in this Amendment, and intending to be legally bound hereby, the parties hereto agree as follows:
1.The following definitions shall be inserted in Section 1.1 of the Purchase Agreement in the appropriate alphabetical order:
“COLI Policies” means, collectively, the corporate-owned life insurance policies set forth on Schedule D attached hereto.
“Company DCP” means the AMR Holdco, Inc. Deferred Compensation Plan.
“DCP Account Balances” means, collectively, the account balance, as of immediately prior to the Closing, under the Company DCP of each participant in the Company DCP as of immediately prior to the Closing.
“DCP Liability” means the excess, if any, of (i) the aggregate amount of the DCP Account Balances over (ii) the aggregate redemption value of the COLI Policies as of immediately prior to the Closing.
“Kurtz Acquisition Agreement” means that certain Equity Securities Purchase Agreement, dated as of November 1, 2017, as amended and in effect on the date hereof, by and among American Medical Response, Inc., Thomas J. Vana, and the other sellers parties thereto.
“Kurtz Contingent Consideration” means the “Contingent Consideration” (as defined in the Kurtz Acquisition Agreement), if any, required to be paid by the Company or its Affiliates pursuant to Section 2.5 of the Kurtz Acquisition Agreement.
“Post-Closing Transition Period” has the meaning specified in Section 7.23(f).

“Resource Group Shared Services Employee” has the meaning specified in Section 7.23(f).
“Section 338(h)(10) Allocation” has the meaning specified in Section 7.16(i).
“Section 338(h)(10) Election” has the meaning specified in Section 7.16(i).
“Transfer Timing Date” has the meaning specified in Section 7.23(f).
2.The definitions of “Estimated Transaction Consideration”, “Estimated Transaction Consideration Elements”, “Final Transaction Consideration”, “Final Transaction Consideration Elements”, “Indebtedness” and “Shared Services Employee” in Section 1.1 of the Purchase Agreement are, in each case, hereby deleted and replaced in their entirety with the respective definitions as set forth below:

“Estimated Transaction Consideration” means (i) $2,440,000,000, plus (ii) Cash on Hand, minus (iii) Transaction Costs, minus (iv) the Closing Indebtedness, plus (v) the amount (if any) by which Estimated Net Working Capital is in excess of the Net Working Capital Target, minus (vi) the amount (if any) by which the Net Working Capital Target is in excess of the Estimated Net Working Capital, minus (vii) the Acquisition Adjustment Amount, minus (viii) the DCP Liability, in each of the foregoing clauses (i) through (viii), as set forth in the Estimated Closing Statement.
“Estimated Transaction Consideration Elements” means, collectively, the following: (i) Cash on Hand, (ii) Transaction Costs, (iii) Closing Indebtedness, (iv) Estimated Net Working Capital, (v) Acquisition Adjustment Amount and (vi) DCP Liability.
“Final Transaction Consideration” means (i) $2,440,000,000, plus (ii) Cash on Hand, minus (iii) Transaction Costs, minus (iv) the Closing Indebtedness, plus (v) the amount (if any) by which Net Working Capital is in excess of the Net Working Capital Target, minus (vi) the amount (if any) by which the Net Working Capital Target is in excess of Net Working Capital, minus (vii) the Acquisition Adjustment Amount, minus (viii) the DCP Liability, in each of the foregoing clauses (i) through (viii), as set forth in the Final Closing Statement.
“Final Transaction Consideration Elements” means, collectively, the following: (i) Cash on Hand, (ii) Transaction Costs, (iii) the Closing Indebtedness, (iv) Net Working Capital, (v) Acquisition Adjustment Amount and (vi) DCP Liability.
“Indebtedness” means, with respect to any Person, as of any given time of determination, the following (including any unpaid principal, accrued interest, premiums, prepayment penalties and make-wholes, and all other amounts that would be payable in connection with the repayment, discharge, defeasance or other satisfaction in full thereof), without duplication: (i) the amount of all Liabilities for borrowed money, (ii) the amount of all Liabilities evidenced by notes, bonds, debentures or similar instruments or debt securities, (iii) the amount of all Liabilities evidenced by any surety or performance bonds, letters of credit or bankers’ acceptances or similar facilities, in each case only to the extent actually drawn, (iv)

the amount that would be required in accordance with GAAP to be recorded as a Liability on a balance sheet in respect of capital leases, (v) the amount of Liabilities, other than Liabilities relating to the Kurtz Contingent Consideration, issued or assumed for the deferred or contingent purchase price of property, assets or services, including all purchase price adjustments, seller notes, “earn-out”, deferred payment and holdback obligations with respect to acquisitions, assets, securities or services, (vi) the amount of all Liabilities arising out of interest rate, currency, commodity and financial market swaps, options, forward contracts, caps, collars and similar agreements or hedging or derivative arrangements, including in each case amounts payable to terminate such arrangements, and (vii) the amount of Liabilities related to any guarantees by such Person of any of the foregoing of any other Person. Notwithstanding anything herein to the contrary, Indebtedness shall not include Indebtedness of the Public Company with respect to which Company and its Subsidiaries are fully released in connection with the Closing.
“Shared Services Employee” means an employee, manager, director or individual consultant of Seller or its Affiliates (other than the Company or its Subsidiaries) that provides services to the Company or its Subsidiaries; provided that the Shared Services Employee as of March 13, 2018 are set forth on Schedule A attached hereto.
3.Section 7.9(a) of the Purchase Agreement is hereby deleted and replaced in its entirety with the following:

“(a) Buyer covenants and agrees to cause the Company and its Subsidiaries to provide to each Continuing Employee (i) for a period of one (1) year following the Closing Date, total annual compensation, including annual base salary or base wages and target short-term (annual or more frequent) cash incentive compensation opportunities, in each case, that are no less favorable than such total annual compensation provided to such Continuing Employee immediately prior to the Closing Date, (ii) for a period of one (1) year following the Closing Date, severance compensation benefits at levels at least equivalent to the levels of such severance compensation benefits as in effect under the Benefit Plan under which such Continuing Employee was eligible for severance immediately prior to the Closing, and (iii) (x) for the period following the Closing and through (and including) December 31, 2018, other employee benefits that are no less favorable than those provided to such Continuing Employee immediately prior to the Closing Date, and (y) for the period beginning on January 1, 2018 and through (and including) the one (1)-year anniversary of the Closing Date, other employee benefits that are no less favorable than those provided to similarly situated employees of Buyer and its Subsidiaries under its employee benefit plans and arrangements. Company Employees immediately prior to the Closing who are common law employees and who continue their employment with the Company or its Subsidiaries following the Closing Date are hereinafter referred to as the “Continuing Employees”.”
4.Section 7.9(c) of the Purchase Agreement is hereby deleted and replaced in its entirety with the following:

“(c) Except as set forth in the Transition Services Agreement, Buyer shall be responsible for any severance compensation or termination benefits payable to any Company Employee whose employment is terminated by Buyer or its Affiliates (including the Company and its Subsidiaries) following the Closing; provided, that, for the avoidance of doubt, any Resource Group Shared Services Employee’s non-acceptance of the offer of employment made by the Company (or its applicable Subsidiary) pursuant to Section 7.23(f) shall not constitute a termination of employment by Buyer or its Affiliates (including the Company and its Subsidiaries) and Buyer and its Affiliates (including the Company and its Subsidiaries) shall not be responsible for any severance compensation or termination benefits that may be payable to such Resource Group Shared Services Employee as a result of such non-acceptance.”
5.Section 7.9(d) of the Purchase Agreement is hereby deleted and replaced in its entirety with the following:

“(d) Seller shall be responsible for any severance, change-in-control, retention, transaction, termination, incentive, bonus or similar amounts, if any, payable to (i) any Company Employee solely as a result of the consummation of the Closing, including the employer portion of the Taxes due thereon, and not resulting from the termination of such Company Employee’s employment with the Company and its Subsidiaries following the Closing and (ii) any Resource Group Shared Services Employee as a result of such Resource Group Shared Services Employee’s non-acceptance of the offer of employment made by the Company (or its applicable Subsidiary) pursuant to Section 7.23(f).”
6.Section 7.16(c) of the Purchase Agreement is hereby deleted and replaced in its entirety with the following:

“(c) Amendments. To the extent it would increase the amount of any Tax liability subject to indemnification pursuant to Section 10.3(a) of this Agreement, Buyer shall not, and shall not cause or permit the Company or any of its Subsidiaries to, (a) file, amend or otherwise modify any Tax Returns of the Company or its Subsidiaries filed with respect to any Pre-Closing Tax Period or Straddle Period except as expressly provided in Section 7.16(b)(ii), (b) make or change any Tax election with respect to, or that has retroactive effect to, any Pre-Closing Tax Period or Straddle Period of the Company or its Subsidiaries, (c) voluntarily approach any Governmental Authority with respect to any Pre-Closing Tax Period or Straddle Period of the Company or its Subsidiaries, or (d) extend or waive any statute of limitations with respect to any Pre-Closing Tax Period or Straddle Period of the Company or its Subsidiaries, in each case without the prior written consent of the Seller, which consent shall not be unreasonably withheld, conditioned or delayed, or except as required by Law or in the ordinary course of business; provided that this Section 7.16(c) shall not prohibit the making of the Section 338(h)(10) Election.

7.The following is hereby inserted as Section 7.16(i) of the Purchase Agreement immediately following Section 7.16(h) of the Purchase Agreement:

“(i) Section 338(h)(10) Election. Seller and Buyer shall join in making an election under Code Section 338(h)(10) (and any corresponding election under state, local, or foreign Law) (the “Section 338(h)(10) Election”) with respect to Buyer’s purchase of the stock of the Company (and, at the direction of the Buyer, any of its eligible Subsidiaries) pursuant to this Agreement. For the purpose of making the Section 338(h)(10) Election, Buyer shall deliver to Seller any completed original IRS Form(s) 8023 (or successor form(s)) and any attachments (and any comparable state or local form(s)) which are required to be filed under applicable Law to effect the Section 338(h)(10) Election at least one hundred twenty (120) days prior to the due date for such form(s), and Seller shall execute any such form(s) and shall return the executed original form(s) to Buyer within five (5) days. Buyer will timely file the Form(s) 8023 with the IRS and will provide Seller a copy of such filing. Buyer shall, at least ninety (90) days prior to the due date for such Form(s) 8023, prepare and deliver to Seller for its review and consent, the allocation of the deemed sales price of the assets of the Company (and any eligible Subsidiary for which an Election is made) resulting from the Section 338(h)(10) Election (as required pursuant to Section 338(h)(10) of the Code and regulations promulgated thereunder) among such assets (the “Section 338(h)(10) Allocation”). If Seller objects to the Section 338(h)(10) Allocation, the parties shall follow the procedures set forth for Disputed Items in Section 3.5(b) to resolve the dispute. The Section 338(h)(10) Allocation shall be used in preparing IRS Form 8883, and any similar forms under applicable Tax law. Seller and Buyer shall (and shall cause their Affiliates to) report and file all Tax Returns (including amended Tax Returns and claims for refund) consistent with the Section 338(h)(10) Allocation (including timely filing the IRS Form 8883), and shall (and shall cause their Affiliates to) take no position inconsistent therewith (including, without limitation, in any audits or examinations by any taxing authority or any other proceeding), except as otherwise required by a final “determination” within the meaning of Section 1313 of the Code.”
8.Section 7.19 of the Company Disclosure Schedule is hereby replaced in its entirety to be in the form attached hereto as Appendix A hereto.

9.Section 7.23(a) of the Company Disclosure Schedule is hereby replaced in its entirety to be in the form attached hereto as Appendix B hereto.

10.Section 7.23(b) of the Purchase Agreement is hereby deleted and replaced in its entirety with the following:

“(b) Except as otherwise contemplated herein or in the Transition Services Agreement, in the event that, at any time or from time to time (whether prior to, at or after the Closing Date), (i) Public Company or its Subsidiaries (other than the Company and its Subsidiaries) shall receive or otherwise possess any asset that is used primarily in or for the Business or (ii) Buyer or its Subsidiaries (including the Company and its Subsidiaries) shall receive or otherwise possess any asset that is used primarily in the business of Seller and its Subsidiaries (other than the Company and its Subsidiaries) (including in each case any servers, network and telecommunications gear, firewalls, SAN switches, storage, blade chassis, fabric interconnects and other hardware items), the first Party shall promptly transfer, or cause its Subsidiary to transfer, such asset to the other Party or its Subsidiary or designee and such Party or such Party’s Subsidiary or designee shall accept such asset.”
11.Section 7.23(d) of the Purchase Agreement is hereby deleted and replaced in its entirety with the following:

“[Intentionally Omitted]”
12.Section 7.23(f) of the Purchase Agreement is hereby deleted and replaced in its entirety with the following:

“(f) On or before the Closing Date, the Public Company and its Subsidiaries will take such steps as are necessary to transfer the employment of each Shared Services Employee whose name is set forth on Schedule A attached hereto to the Company and its Subsidiaries. Notwithstanding the foregoing, the employment of each Shared Services Employee whose name is listed in Schedule C attached to the Transition Services Agreement (each, a “Resource Group Shared Services Employee”) shall not be so transferred by the Public Company and its Subsidiaries to the Company and its Subsidiaries on or before the Closing Date, and each Resource Group Shared Services Employee shall provide the applicable services to the applicable parties as set forth in the Transition Services Agreement for the period commencing on the Closing Date and ending on the date set forth under the heading “Transfer Timing” in such Schedule C attached to the Transition Services Agreement for the applicable Resource Group (as defined in the Transition Services Agreement) for such Resource Group Shared Services Employee (such applicable ending date, the “Transfer Timing Date”, and the period commencing on the Closing Date and ending on the applicable Transfer Timing Date, the “Post-Closing Transition Period”). Notwithstanding anything to the contrary set forth in the Confidentiality Agreement, no later than thirty (30) days prior to the applicable Transfer Timing Date for such Resource Group Shared Services Employee, the Company (or its applicable Subsidiary) shall make an offer of employment to each Resource Group Shared Services Employee, which offer of employment shall be effective as of such applicable Transfer Timing Date and shall provide for employee benefits that are no less favorable than those provided to all other similarly situated Continuing Employees. Any Resource Group Shared Services Employee who accepts such offer of employment from, and commences employment pursuant thereto with, the Company (or its applicable Subsidiary) shall be treated as a Continuing Employee for the purposes of Sections 7.9 and 7.17(c); provided, that for purposes of Section 7.9(b), (i) service shall also be credited for the applicable Post-Closing Transition Period for such Resource Group Shared Services Employee to the same extent as such Resource Group Shared Services Employee was entitled immediately prior to the applicable Transfer Timing Date to credit for such service under any similar Benefit Plan or if no such Benefit Plan was in effect, to the extent permitted under the applicable Buyer Plan, (ii) pre-existing condition exclusions and actively-at-work requirements of the applicable Buyer Plans shall be waived for such Resource Group Shared Services Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Benefit Plans in which such Resource Group Shared Services Employee participated immediately prior to the applicable Transfer Timing Date, and (iii) for the plan year in which the applicable Transfer Timing Date occurs, such Resource Group Shared Services Employee shall be credited with any co-payments, deductibles and out-of-pocket expenses paid prior to the applicable Transfer Timing Date in satisfying any applicable co-payments, deductibles or out-of-pocket requirements under any Buyer Plan, in each case of (i), (ii), and (iii), subject to all of the other terms and conditions of Section 7.9(b).”
13.The following is hereby inserted as Section 7.25 of the Purchase Agreement immediately following Section 7.24 of the Purchase Agreement:

“7.24    Kurtz Contingent Consideration. If the Company is required to make one or more payments of Kurtz Contingent Consideration pursuant to the Kurtz Acquisition Agreement, the Company shall provide Seller with written notice of each proposed payment, including information regarding the Company’s determination of the amount of the payment of Kurtz Contingent Consideration. Seller shall promptly reimburse the Company for any payment[s] of Kurtz Contingent Consideration paid following the date of this Agreement.”
14.Appendix C hereto is hereby inserted as Schedule D to the Purchase Agreement.

15.Exhibit C to the Purchase Agreement is hereby replaced in its entirety to be in the form attached hereto as Appendix D hereto.

16.Schedule A to the Purchase Agreement is hereby replaced in its entirety to be in the form attached hereto as Appendix E.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first written above.

BUYER:

AIR MEDICAL GROUP HOLDINGS, INC.

By:    /s/ Thomas A.A. Cook
Name:    Thomas A.A. Cook

Title:	Executive Vice President, General Counsel and Secretary

SELLER:

EMERGENCY MEDICAL SERVICES LP CORPORATION

By:    /s/ Craig A. Wilson
Name:    Craig A. Wilson
Title:     SVP & General Counsel

COMPANY:

AMR HOLDCO, INC.

By:    /s/ Craig A. Wilson
Name:    Craig A. Wilson
Title:     Secretary

PUBLIC COMPANY:

ENVISION HEALTHCARE CORPORATION

By:    /s/ Craig A. Wilson
Name:    Craig A. Wilson
Title:     SVP & General Counsel